UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

MorphoSys AG

(Name of Subject Company)

MorphoSys AG

(Name of Persons Filing Statement)

Ordinary Shares, no par value

(Title of Class of Securities)

617760202

(CUSIP Number of Class of Securities)

Charlotte Lohmann

Member of the Executive Committee, Chief Legal and Human Resources Officer

Semmelweisstrasse 7

82152 Planegg

Germany

+49 89-89927-0

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Graham Robinson

Faiz Ahmad

Jan Bauer

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street, 23rd Floor

Boston, Massachusetts 02116

(617) 573-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by MorphoSys AG (“MorphoSys”) with the Securities and Exchange Commission (the “SEC”) on April 11, 2024, relating to the voluntary public cash takeover offer (the “Offer”) by Novartis BidCo AG (formerly known as Novartis data42 AG) (the “Bidder”), a wholly owned subsidiary of Novartis AG (“Novartis”), for all of the outstanding no-par value bearer shares of MorphoSys AG (“MorphoSys”), commenced pursuant to the Business Combination Agreement, dated February 5, 2024, among MorphoSys, Novartis and the Bidder.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Joint Reasoned Statement filed as Exhibit (a)(2) to the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following as a new paragraph at the end of the section titled “End of the Acceptance Period”:

On May 23, 2024, concurrent with payment of the Offer Price, the Bidder acquired ownership of the MorphoSys Shares, including MorphoSys Shares represented by MorphoSys ADSs, validly tendered and not validly withdrawn pursuant to the Offer during the Acceptance Period.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

MorphoSys AG
(Registrant)
Dated: May 23, 2024
	By:	/s/ Jean-Paul Kress
		Name:	Jean-Paul Kress, M.D.
		Title:	CEO, Member of Management Board

	By:	/s/ Lucinda Crabtree
		Name:	Lucinda Crabtree, Ph.D.
		Title:	CFO, Member of Management Board

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